No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING

AN EXEMPTION FROM SECTION 23(c) OF THE ACT

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

400 Hamilton Avenue

Suite 310

Palo Alto, California 94301

(650) 289-3060

All Communications, Notices and Orders to:

Manuel A. Henriquez

Chief Executive Officer

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue

Suite 310

Palo Alto, California 94301

(650) 289-3060

Copies to:

Steven B. Boehm, Esquire

Cynthia M. Krus, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0100

November 9, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
HERCULES TECHNOLOGY GROWTH CAPITAL, INC. 400 Hamilton Avenue Suite 310 Palo Alto, California 94301 (650) 289-3060	) ) ) ) ) ) )	APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE ACT
File No. 812- Investment Company Act of 1940	) )

I. Background

In this application (the “Application”), Hercules Technology Growth Capital, Inc. (the “Applicant”) hereby applies for and requests an amendment to the prior orders (the “Prior Orders”)1 issued to the Applicant that permitted the issuance of restricted shares of the Applicant’s common stock and the issuance of stock options to the Applicant’s executive officers, employee directors, and other key employees (together, “Employees”) and non-employee directors (“Non-employee Directors”) pursuant to the Amended and Restated 2004 Equity Incentive Plan and the Amended and Restated 2006 Non-employee Director Plan (each as amended and restated on June 21, 2007, and together, the “Plans”).2

The Applicant seeks an amendment to the Prior Orders pursuant to Section 23(c)(3) of the Investment Company Act of 1940 (“1940 Act”) to exempt the Applicant from Section 23(c) of the 1940 Act to allow it to engage in certain transactions in connection with the Plans that may constitute “purchases” by the Applicant of its own securities within the meaning of Section 23(c) of the 1940 Act. Such transactions are provided for in the 2009 Amendment and Restatement to

[1]

See Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) (notice) and 27838 (May 23, 2007) (order) (permitting Applicant to issue shares of its restricted common stock as part of the compensation package for certain of its employees and directors, and certain employees of its wholly-owned consolidated subsidiaries); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27968 (Sept. 12, 2007) (notice) and 28011 (Oct. 10, 2007) (order) (approving proposal to issue stock options to directors who are not officers or employees of the Applicant under the Applicant’s 2006 Amended and Restated Non-Employee Director Plan).

[2]

For purposes of this Application, the term “restricted shares of common stock” or any derivation thereof refers to shares of the Applicant’s common stock issued pursuant to the Plans or Amended Plans that, at the time of issuance, are subject to certain forfeiture restrictions and, thus, are restricted as to their transferability until such forfeiture restrictions lapse.

the 2004 Equity Incentive Plan and the 2009 Amendment and Restatement to the 2006 Non-employee Director Plan (together, the “Amended Plans,” the forms of which are attached to this Application as Exhibit A).

Specifically, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the Applicant to withhold shares of the Applicant’s common stock or purchase shares of the Applicant’s common stock from the Applicant’s Employees and Non-employee Directors to satisfy tax withholding obligations related to the vesting of restricted shares of the Applicant’s common stock or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Plans or the Amended Plans.

In addition, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the Applicant’s Employees and Non-employee Directors to pay the exercise price of options to purchase shares of the Applicant’s common stock that were or will be granted to them pursuant to the Plans or the Amended Plans (i) with shares of the Applicant’s common stock already held by them, or (ii) pursuant to a net share settlement features that allows the Applicant to deliver only gain shares (i.e., shares of its common stock with a current market value (as this term is defined in the Plans) equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Applicant’s common stock on the open market or borrow cash from third parties in order to exercise his or her options.

The Applicant asserts that such “purchases” will be made in a manner that does not unfairly discriminate against any other holders of the shares of the Applicant’s common stock and that the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Securities and Exchange Commission (“Commission”) permitting comparable arrangements.3

[3]

See Main Street Capital Corp., Investment Company Act Release No. 28768 (June 16, 2009) (granting relief from Section 23(c) of the 1940 Act to permit the company to “engage in certain transactions that may constitute purchase by the Company of its own securities within the meaning of section 23(c) of the Act”); Triangle Capital Corp., Investment Company Act Release No. 28718 (May 5, 2009) (granting relief from Section 23(c) of the 1940 Act to permit the company to “engage in certain transactions that may constitute purchase by the Company of its own securities within the meaning of section 23(c) of the Act”); see also Adams Express Co., et. al., Investment Company Act Release No. 26780 (March 8, 2005) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants”); In the Matter of XSource, Inc., Investment Company Act Release Nos. 24596 (August 11, 2000) and 24634 (September 6, 2000) (granting relief from Section 23(c) of the 1940 Act to permit the company to “purchase shares of its common stock from Participants in the Plan in connection with the exercise of an Option”); Baker, Fentress & Co., Investment Company Act Release No. 23619 (Dec. 22, 1998) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise”); Bando McGlocklin Capital Corp., Investment Company Act Release Nos. 17837 (November 1, 1990) and 17879 (November 27, 1990) (granting relief from Section 23(c) of the 1940 Act in connection with the “payment for stock options with previously acquired shares of Applicant’s Common Stock”); and Ass’n of Pub. Traded Inv. Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985) (granting relief from Section 23(c) of the 1940 Act so that “employee[s] may pay for the stock to be received upon the exercise of an option with stock of the Fund”).

II.	Facts

A. The Applicant

The Applicant is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. Additional information regarding the Applicant is provided in the applications submitted in connection with the Prior Orders.

B. The Plans and the Amended Plans

Each of the Plans respectively authorizes the Applicant, in accordance with the terms and conditions of the Prior Orders, to: (i) issue restricted shares of the Applicant’s common stock to certain of the Applicant’s Employees and Non-employee Directors, and (ii) issue options to purchase shares of the Applicant’s common stock to certain of the Applicant’s Employees and Non-employee Directors. On June 22, 2007, the Applicant registered 7,000,000 restricted shares of common stock for issuance under the Amended and Restated 2004 Equity Incentive Plan.4 On October 2, 2007, the Applicant registered 1,000,000 shares of common stock for issuance under the Amended and Restated 2006 Non-employee Director Plan.5 Awards granted under the Plans may be subject to service, performance, or market conditions as specified in the award agreements.

The Amended Plans explicitly permit the Applicant to withhold shares of the Applicant’s common stock or purchase shares of the Applicant’s common stock from the Applicant’s Employees and Non-employee Directors to satisfy tax withholding obligations related to the vesting of restricted shares of the Applicant’s common stock and the exercise of options to purchase shares of the Applicant’s common stock granted pursuant to the Plans or the Amended Plans. In this regard, each of the Amended Plans provides the following:

Withholding Obligations. Each grant or exercise of an Award granted hereunder [or, in the case of Warrants, exercise or exchange of a Warrant] shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. In the event the [Applicant] becomes liable for tax withholding with respect to an Option prior to the date of exercise [or, in the case of Warrants, exercise or exchange], the [Applicant] may require the Participant to remit the required tax withholding by separate check acceptable to the

[4]	Hercules Technology Growth Capital, Inc., Registration Statement under the Securities Act of 1933 (Form S-8) (June 22, 2007).

[5]	Hercules Technology Growth Capital, Inc., Registration Statement under the Securities Act of 1933 (Form S-8) (Oct. 2, 2007).

[Applicant] or may make such other arrangements (including withholding from other payments to the Participant) for the satisfaction of such withholding as it determines.6

The [Applicant] or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the [Applicant] to satisfy all obligations for withholding of such taxes. A Participant may also satisfy tax withholding obligations by the transfer to the [Applicant] of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the Current Market Value when the tax withholding is required to be made (i.e., the date of vesting of restricted shares of the [Applicant’s] Common Stock or the date of exercise of Options). Consistent with Section 409A of the Internal Revenue Code, the [Applicant] will use the closing sales price of its shares of Common Stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of Common Stock may be traded in the future) as “Current Market Value” for all purposes under the Plan.

Shares withheld from an award may be returned to the plan reserve to the extent permitted under the terms of the Amended Plans or the award agreements.7

In addition, the Amended Plans provide the Applicant’s Board of Directors with discretion to permit the Applicant’s Employees and Non-employee Directors to pay the exercise price of options to purchase shares of the Applicant’s common stock granted to them pursuant to the Plans (i) with shares of the Applicant’s common stock already held by them or (ii) pursuant to a net share settlement feature that allows the Applicant to deliver only gain shares (i.e., shares of its common stock with a fair market value equal to the option spread upon exercise) directly to the optionee. In this regard, the Amended Plans each provide the following:

Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment. [Emphasis added.]

[6]

Please note that the 2009 Amendment and Restatement to the 2004 Equity Incentive Plan references withholding obligations associated with the exercise or exchange of warrants, but the 2009 Amendment and Restatement to the 2006 Non-employee Director Plan makes no such reference (as the awards granted pursuant to the 2009 Amendment and Restatement to the 2006 Non-employee Director Plan do not include warrants).

[7]

The Amended Plans each provide, “If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan.”

C. Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plans or the Amended Plans of restricted shares of the Applicant’s common stock would not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the restricted shares of common stock would generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Internal Revenue Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. In accordance with applicable regulations of the Internal Revenue Service (“IRS”), the Applicant requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. If the Applicant would withhold shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless would be required to include in income the fair market value of the shares withheld.

D. Tax Consequences of Stock Option Award

There are two types of stock options, classified by their tax status: Non-statutory Stock Options (“NSSOs”) and Incentive Stock Options (“ISOs”). The Amended and Restated 2004 Equity Incentive Plan and the 2009 Amendment and Restatement to the 2004 Equity Incentive Plan grant both NSSOs and ISOs, whereas the Amended and Restated 2006 Non-employee Director Plan and the 2009 Amendment and Restatement to the 2006 Non-employee Director Plan grant only NSSOs.

Non-statutory Stock Options

NSSOs granted under the Plans or Amended Plans will not be taxable to a recipient at the time of grant. Upon the exercise of a NSSO, the amount by which the fair market value of the shares of the Applicant’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, the Applicant requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option. If the Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of the Applicant’s common stock received upon exercise of the NSSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Incentive Stock Options

A recipient of an ISO under the Amended and Restated 2004 Equity Incentive Plan or the 2009 Amendment and Restatement to the 2004 Equity Incentive Plan would not generally recognize any taxable income for U.S. federal income tax purposes upon receipt of an ISO or at the time of exercise of an ISO, except possibly under the alternative minimum income tax rules. If the recipient exercises an ISO and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the ISO or within one year after the shares are transferred to the recipient of the option), the recipient receives long-term capital gains treatment on the difference between the price for which the recipient of the ISO sells the shares of the Applicant’s common stock and his or her tax basis in the shares (generally, the amount paid upon exercise of such options). In the event of a disqualifying disposition, the difference between the fair market value of the shares of common stock received on the date of exercise and the exercise price will generally be treated as ordinary income in the year of disposition. In accordance with applicable regulations of the IRS, the Applicant requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the disqualifying disposition.

III.	Legal Analysis

A. Section 23(c)

Section 23(c) of the 1940 Act, which is made applicable to BDCs by Section 63 of the 1940 Act, generally prohibits BDCs from purchasing any securities of which they are the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No Commission rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Applicant and the Applicant’s Employees and Non-employee Directors described in this Application with respect to the Amended Plans constitute “purchases” by the Applicant of its own securities, Section 23(c) of the 1940 Act would prohibit these transactions.

B. Standard for Exemptive Relief

Section 23(c)(3) of the 1940 permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Applicant and the Applicant’s Employees and Non-employee Directors described in this Application with respect to the Amended Plans may entail “purchases” by the Applicant of its own securities within the meaning of Section 23(c) of the 1940 Act. However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against the Applicant’s other stockholders.

In that regard, all such purchases will be at the closing sales price of the Applicant’s common stock on the NASDAQ Global Select Market, the principal exchange on which such common stock is currently traded (i.e., the public market price on the date of the exercise or vesting of the award). Because all of the transactions between the Applicant and the Applicant’s Employees and Non-employee Directors described in this Application with respect to the Amended Plans will take place at the public market price for the Applicant’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NASDAQ Global Select Market. Moreover, these transactions may be made only as permitted by the Amended Plans. These transactions would permit the Applicant to deliver only gain shares or shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plans or the Amended Plans. The resulting reduction in dilution using these transactions should benefit all of the Applicant’s stockholders. Finally, without the relief sought hereby, the Applicant’s Employees and Non-employee Directors may be forced to sell in the open market a portion of the awards that vest or are delivered under the Plans or the Amended Plans to satisfy their tax withholding obligations. A large influx of the Applicant’s shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders.

C. Precedent

The Commission has previously granted exemptive relief from Section 23(c) of the 1940 Act to closed-end investment companies in substantially similar circumstances.8 In particular, in 1998, the SEC issued an order granting Baker, Fentress & Company and Levin Management Co., Inc. (collectively, “Baker Fentress”) exemptive relief from Section 23(c) of 1940 Act in connection “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise.” 9 Baker Fentress sought such relief for stock options to be issued pursuant to an equity compensation plan that provided that:

The Committee will determine the time or times at which or the circumstances under which a stock option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed paid (i.e., when a Participant is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate; the Participant and attest to the “deemed delivery” of his/her stock certificates), the form of such payment (which may include cash, stock, other Awards or other property . . . [Emphasis added.]

Additionally, the Commission recently issued an order granting Main Street Capital Corporation (“Main Street”) and its affiliates exemptive relief from Section 23(c) of the 1940 Act to permit, among other things, shares of the company’s common stock to be used to satisfy

[8]	See supra note 3.

[9]	Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998).

tax withholding obligations related to the vesting of restricted shares of the company’s common stock granted pursuant to an incentive plan. Main Street sought such relief subject to the condition that purchases of the company’s common stock used to satisfy tax withholding obligations would be at the closing price of the company’s common stock on the NASDAQ Global Select Market on the date of vesting of the applicable restricted shares.10 The plan allowing for the transactions at issue had been previously approved by Main Street’s shareholders.11 Similarly, the Commission also issued an order granting Triangle Capital Corporation (“Triangle”) exemptive relief from Section 23(c) of the 1940 Act to permit, among other things, the company to withhold shares of the company’s common stock or to purchase shares of the company’s common stock from employees or non-employee directors to satisfy tax withholding obligations related to the vesting of restricted shares.12 The transactions that Triangle described in its exemptive application would take place at the public market price, and thus Triangle represented that the transactions would not be significantly different than those that could be achieved by any stockholder selling in a market transaction.13

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Baker Fentress, Main Street, and Triangle discussed above, the Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that stock withholding provisions contained in the Amended Plans described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which the Applicant competes for personnel resources.

D. Request for Relief

Because this Application satisfies the conditions specified in Section 23(c)(3) of the 1940 Act, the Applicant hereby requests that the Commission grant this Application and issue the requested amendment to the Prior Orders (the “Amended Order”).

E. Conditions

The Applicant notes that it will continue to be subject to the conditions contained in the Prior Orders and that the Amended Order will not violate any conditions contained in the Prior Orders. In addition, the Applicant agrees that the Amended Order granting the requested relief will be subject to the following conditions:

[10]	Main Street Capital Corp., Investment Company Act Release No. 28726 (May 19, 2009)

[11]	Id.

[12]	Triangle Capital Corp., Investment Company Act Release No. 28718 (May 5, 2009).

[13]	Triangle Capital Corp., Investment Company Act Release No. 28692 (Apr. 13, 2009).

1. Shares of the Applicant’s common stock used to satisfy tax withholding will be valued based on the closing price of the Applicant’s common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) on the date of vesting of the applicable restricted shares granted pursuant to the Plans or the Amended Plans.

2. Shares of the Applicant’s common stock used to exercise options shall be valued based on the closing price of the Applicant’s common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) on the date of exercise of the options to purchase shares of the Applicant’s common stock granted pursuant to the Plans or the Amended Plans.

IV.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue

Suite 310

Palo Alto, California 94301

(650) 289-3060

Please address any questions, and a copy of any communications, concerning this Application and the Amended Order to:

Steven B. Boehm, Esquire

Cynthia M. Krus, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B. Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application for the Amended Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by unanimous written consent of the Applicant’s Board of Directors on October 23, 2009 (attached as Exhibit C).

The Applicant has caused this Application to be duly signed on their behalf on the 6th day of November, 2009.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/S/ MANUEL A. HENRIQUEZ

Name:	Manuel A. Henriquez
Title:	Chief Executive Officer

EXHIBIT A

Form of 2009 Amendment and Restatement to the 2004 Equity Incentive Plan

and

Form of 2009 Amendment and Restatement to the 2006 Non-employee Director Plan

FORM OF

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

2004 EQUITY INCENTIVE PLAN

2009 AMENDMENT AND RESTATEMENT

1. PURPOSE.

(A) General Purpose. The Plan has been established to advance the interests of the Company by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B) Available Awards. The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Incentive Stock Options, Non-statutory Stock Options and Warrants.

(C) Eligible Participants. All key Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a wholly-owned consolidated subsidiary of the Company.

2. DEFINITIONS.

(A) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B) “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; provided , that to the extent permitted under Section 409A, “at least 20%” shall be used in lieu of “at least 50%”; and further provided , that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(C) “Award” means an award of Restricted Stock, Dividend Equivalent Rights, Options or Warrants granted pursuant to the Plan.

(D) “Board” means the Board of Directors of the Company.

(E) “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(F) “Commission” means the Securities and Exchange Commission.

(G) “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3(c).

(H) “Company” means Hercules Technology Growth Capital, Inc., a Maryland corporation.

(I) “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee or Employee Director.

(J) “Covered Transaction” means any of (i) a consolidation, merger, stock sale or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company or (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(K) “Dividend Equivalent Rights” has the meaning set forth in Section 11.

(L) “Effective Date” has the meaning set forth in Section 14.

(M) “Employee” means any person employed by the Company or an Affiliate.

(N) “Employee Director” means a member of the Board of Directors of the Company that is also an Employee of the Company.

(O) “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(P) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(Q) “Non-employee Director Plan” means the 2006 Non-employee Director Plan, as from time to time amended and in effect.

(R) “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.

(S) “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

(T) “Participant” means a person to whom an Award is granted pursuant to the Plan.

(U) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(V) “Plan” means this 2004 Equity Incentive Plan, as from time to time amended and in effect.

(W) “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(X) “Securities Act” means the Securities Act of 1933, as amended.

(Y) “Stock” means the common stock of the Company, par value $.001 per share.

(Z) “Warrant” means a warrant to purchase Stock of the Company granted pursuant to the Plan and having such terms and conditions as the Board shall deem appropriate.

3. ADMINISTRATION.

(A) Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(c).

(B) Powers of Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person.

To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

To amend the Plan or an Award as provided in Section 12.

To terminate or suspend the Plan as provided in Section 13.

Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C) Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards and Dividend Equivalent Rights in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (c), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(D) Effect of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A) Share Reserve. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to grants of Restricted Stock or the exercise of Awards (and in the case of Warrants, exercise or exchange of Warrants) is seven million (7,000,000) shares.

(B) Reversion of Shares to the Share Reserve. If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan. To the extent any Warrants are exchanged at any time for shares of Stock pursuant to the terms of the certificates governing such Warrants, that number of shares equal to the difference between the number of shares for which such Warrants were exercisable immediately prior to such exchange and the number of shares of Stock for which such Warrants are, in fact, exchanged shall revert to and again become available for issuance under the Plan.

(C) Type of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D) Limits on Individual Grants. The maximum number of shares of Stock for which any Employee or Employee Director may be granted Awards in any calendar year is one million (1,000,000) shares.

(E) Limits on Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued under the Plan and the Non-employee Director Plan will be 10% of the outstanding shares of Stock on the effective date of the plans plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the plans. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.

(F) No Grants in Contravention of 1940 Act. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate Section 61(a)(3) of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(G) Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-employee Director Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and the Non-employee Director Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-employee Director Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(H) Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

5. ELIGIBILITY.

Incentive Stock Options may be granted to Employees or Employee Directors of the Company or a “parent” or “subsidiary” corporation of the Company as those terms are used in Section 424 of the Code. Awards other than Incentive Stock Options may be granted to both Employees and Employee Directors. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.

6. OPTION PROVISIONS.

Each Option shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include

(through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Time and Manner of Exercise. Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(B) Exercise Price of an Option. The exercise price of each Option shall be not less than the current market value of, or if no such market value exists, the current net asset value of, the stock subject to the Option as determined in good faith by the Board on the date the Option is granted. In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the current market value determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. No such Stock Option, once granted, may be repriced other than in accordance with the 1940 Act and the applicable stockholder approval requirements of the Nasdaq National Market.

(C) Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment.

(D) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(E) Transferability of a Non-statutory Stock Option. A Non-statutory Stock Option shall be transferable by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.

(F) Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Common Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with Section 260.140.41(k) of the California Code of Regulations and the 1940 Act.

(G) Exercisability. The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable. Notwithstanding the foregoing, vesting shall take place at the rate of at least 20% per year over not more than five years from the date the award is granted, subject to reasonable conditions such as continued employment; provided, however, that options may be subject to such reasonable forfeiture conditions as the Board may choose to impose and which are not inconsistent with Section 260.140.41 of the California Code of Regulations.

(H) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(h), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):

if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(h)(i), and will thereupon terminate; and

if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.

Notwithstanding anything in the foregoing to the contrary, in the case of a Participant residing in California, unless such Participant’s employment is terminated for cause (as defined in any contract of employment between the Company and such Participant, or if none, in the instrument evidencing the grant of such Participant’s option), in the event of termination of employment of such Participant, he or she shall have the right to exercise an option, to the extent that he or she was otherwise entitled to exercise such option on the date employment terminated, as follows: (i) at least six months from the date of termination, if termination was caused by such Participant’s death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the Code) and (ii) at least 30 days from the date of termination, if termination was caused other than by such Participant’s death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the Code).

7. RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(B) Transferability of Restricted Stock. Except as the Board otherwise expressly provides, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.

(C) Vesting. The Board may determine the time or times at which shares of Restricted Stock will vest or become exercisable and the terms on which shares of Restricted Stock will remain exercisable.

(D) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will thereupon terminate and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

8. WARRANT PROVISIONS.

Warrants granted prior to January 1, 2006 shall be governed by the applicable terms of the Plan as then in effect.

9. MISCELLANEOUS.

(A) Acceleration. The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B) Stockholder Rights. No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option or Warrant unless and until such Award has been delivered to the Participant or other person upon exercise of the Award (or, in the case of Warrants, upon exercise or exchange of the Warrant). Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award.

(C) No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of an Employee Director (if the Participant is an Employee Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.

(D) Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award (or, in the case of

Warrants, as a condition to exercise or exchange of the Warrant), such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E) Withholding Obligations. Each grant or exercise of an Award granted hereunder (or, in the case of Warrants, exercise or exchange of a Warrant) shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. In the event the Company or an Affiliate becomes liable for tax withholding with respect to an Option prior to the date of exercise (or, in the case of Warrants, exercise or exchange), the Company may require the Participant to remit the required tax withholding by separate check acceptable to the Company or may make such other arrangements (including withholding from other payments to the Participant) for the satisfaction of such withholding as it determines.

The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. A Participant may also satisfy tax withholding obligations by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the Current Market Value when the tax withholding is required to be made (i.e., the date of vesting of restricted shares of the Company’s Common Stock or the date of exercise of Options). Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Common Stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of Common Stock may be traded in the future) as “Current Market Value” for all purposes under the Plan.

(F) Section 409A. Awards under the Plan are intended either to qualify for an exemption from Section 409A or to comply with the requirements thereof, and shall be construed accordingly.

10. ADJUSTMENTS UPON CHANGES IN STOCK.

(A) Capitalization Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 4(d) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of Incentive Stock Options under

Section 422 of the Code and with the performance-based compensation rules of Section 162(m), where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Securities and Exchange Commission or written confirmation from the staff of the Securities and Exchange Commission that the Company may do so.

(B) Covered Transaction. Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction following vesting or exercise, and the Award will terminate upon consummation of the Covered Transaction.

11. DIVIDEND EQUIVALENT RIGHTS.

The Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions (“Dividend Equivalent Rights”) with respect to Stock subject to an Award; provided, however, that grants of Dividend Equivalent Rights must be approved by order of the Securities and Exchange Commission. The Board may impose such terms, restrictions and conditions on Dividend Equivalent Rights, including the date such rights will terminate, as it deems appropriate, and may terminate, amend or suspend such Dividend Equivalent Rights at any time without the consent of the Participant or Participants to whom such Dividend Equivalent Rights have been granted, if any.

12. AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

13. TERMINATION OR SUSPENSION OF THE PLAN.

(A) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

14. EFFECTIVE DATE OF PLAN.

The Plan shall become effective upon approval by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock or the grant of Dividend Equivalent Rights unless the Company has received an order of the Commission that permits such Award or grant (the “Effective Date”).

15. 1940 ACT.

No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

16. INFORMATION RIGHTS OF PARTICIPANTS.

The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

17. SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

18. OTHER COMPENSATION ARRANGEMENTS.

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a person bonuses or other compensation in addition to Awards under the Plan.

19. WAIVER OF JURY TRIAL.

By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

20. LIMITATION ON LIABILITY.

Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 12(b) shall limit the ability of the Board or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

FORM OF

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

2006 NON-EMPLOYEE DIRECTOR PLAN

2009 AMENDMENT AND RESTATEMENT

1. PURPOSE.

(A) General Purpose. The Plan has been established to advance the interests of the Company by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B) Eligible Participants. All Non-employee Directors of the Company are eligible to be granted Awards by the Board under the Plan.

2. DEFINITIONS.

(A) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B) “Award” means an award of Options, Dividend Equivalent Rights or shares of Restricted Stock granted pursuant to the Plan.

(C) “Board” means the Board of Directors of the Company.

(D) “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(E) “Commission” means the Securities and Exchange Commission.

(F) “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3(C).

(G) “Company” means Hercules Technology Growth Capital, Inc., a Maryland corporation.

(H) “Continuous Service” means the Participant’s uninterrupted service with the Company as a Non-employee Director.

(I) “Covered Transaction” means any of (i) a consolidation, merger, stock sale or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company or (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(J) “Dividend Equivalent Rights” has the meaning set forth in Section 10.

(K) “Effective Date” has the meaning set forth in Section 13.

(L) “Employee” means any person employed by the Company.

(M) “Employee Plan” means the 2004 Equity Incentive Plan of the Company as amended and restated from time to time.

(N) “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother in law, father in law, son in law, daughter in law, brother in law, or sister in law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(O) “Non-employee Director” means any director of the Company who is not an Employee or officer of the Company.

(P) “Non statutory Stock Option” means an option granted under the Plan that is not intended to qualify under Section 422 of the Code.

(Q) “Option” means a Non statutory Stock Option granted pursuant to the Plan.

(R) “Participant” means a person to whom an Award is granted pursuant to the Plan.

(S) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(T) “Plan” means this 2006 Non-employee Director Plan, as from time to time amended and in effect.

(U) “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(V) “Securities Act” means the Securities Act of 1933, as amended.

(W) “Stock” means the common stock of the Company, par value $.001 per share.

3. ADMINISTRATION.

(A) Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(c).

(B) Powers of Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person.

To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

To amend the Plan or an Award as provided in Section 11.

To terminate or suspend the Plan as provided in Section 12.

Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C) Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (c), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(D) Effect of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A) Share Reserve. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to any Awards is one million (1,000,000) shares.

(B) Reversion of Shares to the Share Reserve. If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan.

(C) Source of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise.

(D) Limits on Individual Grants. The maximum number of shares of Stock for which any Non-employee Director may be granted Awards in any calendar year is forty thousand (40,000) shares.

(E) Limits on Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued under the Plan and the Employee Plan will be 10% of the outstanding shares of Stock on the effective date of the plans plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the plans. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.

(F) No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate Section 61(a)(3) of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect. The grants of Awards under the Plan will be automatic and will not be changed without Commission approval.

(G) Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to this Plan and the Employee Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and the Employee Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Employee Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(H) Transferability. An Award shall not be transferable, except by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and an Award that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.

5. ELIGIBILITY.

Awards may be granted to the Non-employee Directors; provided, however, that grants of Awards to Non-employee Directors must be approved by order of the Commission under the 1940 Act.

6. OPTION PROVISIONS.

Each Option shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated by the Board as Non statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each Option. Each Option granted under the Plan shall provide that such option will not be treated as an “incentive stock option,” as that term is defined in Section 422(b) of the Code. No Option may be exercised prior to the date that stockholders of the Company approve the Plan. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Initial Grant. Each individual elected to the Board as a Non-employee Director after the Effective Date shall automatically be granted Options to purchase 10,000 shares of Stock (as adjusted pursuant to Section 9 hereof) upon initial election to such position. The Options shall vest as to one-half (1/2) of the Stock on the first anniversary of such grant and as to an additional one-half (1/2) of the Stock on the second anniversary of such grant so that vesting for one hundred percent (100%) of the Stock shall occur two (2) years after the date of grant; provided, that the Participant remains in service on such dates.

(B) Periodic Grants. Each Non-employee Director shall automatically be granted Options to purchase 15,000 shares of Stock (as adjusted pursuant to Section 9 hereof) on the date of such Non-employee Director’s re-election to the Board of Directors. Such Options will be granted to each Non-employee Director on the date of the Company’s Annual Meeting of Stockholders (or such other date as determined by the Board in the event that an Annual Meeting of Stockholders is not held by the Company) and the Options shall vest as to one-third (1/3) of the Stock on the anniversary of such grant over three years. Non-employee Directors who hold office on the Effective Date (as such term is defined in Section 13) will each receive a grant of Options for a number of shares of stock equal to the product of (x) the number of years remaining in their then-current term divided by three (3), and (y) 15,000. The Options for such grant shall vest as to 5,000 shares on each anniversary of the grant over the remainder of such Non-employee Director’s term in office.

(C) Term. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(D) Exercise Price of an Option. The exercise price of each Option shall not be less than the closing price of the Common Stock on the NASDAQ Global Market (or, if different, on the exchange where HTGC’s Common Stock is traded) on the date of grant (the “Current Market Value”), or if no Current Market Value exists, the current net asset value of, the Stock subject to the Option as determined in good faith by the Board on the date the Option is granted.

(E) Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment.

(F) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(g), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):

if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(g)(i), and will thereupon terminate; and

if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.

7. RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall contain such terms and conditions as the Board shall deem appropriate. No Restricted Stock shall be granted prior to the date the stockholders of the Company approve the Plan. To the extent relevant, each grant of Restricted Stock includes (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Initial Grant. Each individual elected to the Board as a Non-employee Director after the Effective Date shall automatically be granted 3,333 shares of Restricted Stock (as adjusted pursuant to Section 9 hereof) upon initial election to such position. The forfeiture restrictions for such initial shares of Restricted Stock shall lapse as to one-half (1/2) of the Restricted Stock on the first anniversary of the date of grant and as to an additional one-half (1/2) of the Restricted Stock on the second anniversary of the date of grant so that the forfeiture restrictions for one hundred percent (100%) of the initial grant of Restricted Stock shall lapse two (2) years after the date of grant.

(B) Periodic Grants. Each Non-employee Director shall automatically be granted 5,000 shares of Restricted Stock (as adjusted pursuant to Section 9 hereof) on the date of such Non-employee Director’s re-election to the Board of Directors. Such shares of Restricted Stock will be granted to each Non-employee Director on the date of the Company’s Annual Meeting of Stockholders at which such Non-employee Director is re-elected to the Board (or such other date as determined by the Board in the event that an Annual Meeting of Stockholders is not held by the Company) and the forfeiture restrictions for such shares will lapse as to one-third (1/3) of such shares on the anniversary of such grant over three years. Non-employee Directors who hold office on the date that the Company receives an order from the Commission under Sections 6(c), 57(a)(4) and 57(i) of the 1940 Act and under Rule 17d-1 under the Act permitting the issuance of a number of shares of Restricted Stock will receive on the Effective Date a grant of Restricted Stock equal to the product of (x) the number of years remaining in their then-current term divided by three (3), and (y) 5,000. The forfeiture restrictions for such shares will lapse as to one-third (1/3) of such shares on the anniversary of such grant over three years.

(C) Consideration. Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(D) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant that is not then vested will terminate, and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

8. MISCELLANEOUS.

(A) Acceleration. The Board shall have the power to accelerate the time at which the forfeiture restrictions pertaining to an Award or any portion thereof may lapse, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B) Stockholder Rights. No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option unless and until such Option has been delivered to the Participant or other person upon exercise of the Option. Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award.

(C) No Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve as a director of, the Company or shall affect the right of the Company to terminate the service of a Non-employee Director pursuant to the Bylaws of the Company and any applicable provisions of the corporate law of the state in which the Company is incorporated.

(D) Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to issuance of the Stock or to the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E) Withholding Obligations. Each issuance of Stock or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such issuance, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. In the event the Company becomes liable for tax withholding with respect to an Award prior to the date of exercise, the Company may require the Participant to remit the required tax withholding by separate check acceptable to the Company or may make such other arrangements (including withholding from other payments to the Participant) for the satisfaction of such withholding as it determines.

The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. A Participant may also satisfy tax withholding obligations by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the Current Market Value when the tax withholding is required to be made (i.e., the date of vesting of restricted shares of the Company’s Common Stock or the date of exercise of Options). Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Common Stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of Common Stock may be traded in the future) as “Current Market Value” for all purposes under the Plan.

9. ADJUSTMENTS UPON CHANGES IN STOCK.

(A) Capitalization Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 4(d) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with the performance-based compensation rules of Section 62(m) of the Code, where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Commission or written confirmation from the staff of the Commission that the Company may do so.

(B) Covered Transaction. Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction.

10. DIVIDEND EQUIVALENT RIGHTS.

The Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions (“Dividend Equivalent Rights”) with respect to Stock subject to an Award; provided, however, that grants of Dividend Equivalent Rights must be approved by order of the Commission. The Board may impose such terms, restrictions and conditions on Dividend Equivalent Rights, including the date such rights will terminate, as it deems appropriate, and may terminate, amend or suspend such Dividend Equivalent Rights at any time without the consent of the Participant or Participants to whom such Dividend Equivalent Rights have been granted, if any.

11. AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award.

12. TERMINATION OR SUSPENSION OF THE PLAN.

(A) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

13. EFFECTIVE DATE OF PLAN.

The Plan shall become effective when the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective (i) with respect to awards of Options unless the Company has received an order of the Commission under Section 61(a)(3)(B) of the Act permitting such grants; and (ii) with respect to awards of Restricted Stock unless the Company has received an order of the Commission under Sections 6(c), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the Act and (iii) the Plan shall not be effective with respect to awards of Dividend Equivalent Rights unless the Company has received an order of the Securities and Exchange Commission that permits such Award or grant (the “Effective Date”).

14. 1940 ACT.

No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

15. SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

EXHIBIT B

Verification Required by Rule 0-2(d)

STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 23(c)(3) of the Investment Company Act of 1940 Granting an Exemption from Section 23(c) of the 1940 Act dated November 9, 2009, for and on behalf of HERCULES TECHNOLOGY GROWTH CAPITAL, INC.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ MANUEL A. HENRIQUEZ
Name:	Manuel A. Henriquez
Title:	Chief Executive Officer,
Hercules Technology Growth Capital, Inc.

Date:	November 6, 2009

EXHIBIT C

Form of Resolution of the Applicant’s Board of Directors

WHEREAS, the Board and the Company’s stockholders have approved the Amended and Restated 2004 Equity Incentive Plan and the Amended and Restated 2006 Non-employee Director Plan (each as amended and restated on June 21, 2007, and together, the “Plans”) to provide a means through which the Company may attract and retain key employees and candidates for the Board; and

WHEREAS, the Board believes that it is in the best interest of the Company and its stockholders to amend the Plans and subsequently replace the Plans with the 2009 Amendment and Restatement to the 2004 Equity Incentive Plan and the 2009 Amendment and Restatement to the 2006 Non-employee Director Plan (together, the “Amended Plans”); and

WHEREAS, certain actions by the Company under the Amended Plans, including, without limitation, allowing the withholding for applicable taxes or payment for the delivery or vesting of certain equity-related awards under the Plans or Amended Plans with shares previously owned by, or being delivered to, or vesting in, an employee or non-employee director of the Company, may be prohibited by certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore may require exemptive relief under such provisions of the 1940 Act from the Securities and Exchange Commission (the “Commission”); and

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company seek exemptive relief from the Commission related to the above described actions under the Plans and the Amended Plans.

NOW, THEREFORE BE IT RESOLVED, that each of the officers of the Company (including, without limitation, the Chairman of the Board and Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Executive Vice President, and the Treasurer of the Corporation; each, an “Authorized Officer”) shall be, and each of them individually hereby is, authorized to execute, and take all related actions, in the name of the Company and to file with the Commission an amended application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act, and any amendments deemed necessary or appropriate thereto (the “Amended Exemptive Application”), substantially in the form as has been submitted to, and considered by, each member of the Board concurrent with the circulation of these resolutions, together with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and it is further

RESOLVED, that the Board hereby authorizes and approves the Amended Plans, substantially in the form as has been submitted to, and considered by, each member of the Board concurrent with the circulation of these resolutions, together with such changes therein as the Authorized Officers may consider advisable or necessary, effective as of the date of this resolution; and it is further

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Amended Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable; and it is further

RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and it is further

RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers of the Company may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is further

RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and it is further

RESOLVED, that in each and every instance in the foregoing resolutions when the Authorized Officers of the Company are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each executive officer individually and singly with full authority to act without the other Authorized Officers; and it is further

FURTHER RESOLVED, that the Corporate Secretary of the Company shall file a copy of these resolutions in the minute books of the Company.

The above resolution is a true and correct copy of the Unanimous Written Consent of the Board of Directors in Lieu of a Special Meeting, executed on October 23, 2009.

/S/ H. SCOTT HARVEY
H. Scott Harvey
Chief Legal Officer, Chief Compliance Officer and Corporate Secretary